UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

East Bay Permanent Real Estate Cooperative, Inc.

(Exact name of issuer as specified in its charter)

California	82-1240282
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1428 Franklin St, Oakland CA 94612

(Full mailing address of principal executive offices)

(650)743-6974

(Issuer’s telephone number, including area code)

Item 1 Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this section in conjunction with financial statements of East Bay Permanent Real Estate Cooperative, Inc. (“EB PREC” or the “Cooperative”). See Item 3 of this document.

The discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. EB PREC’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors

Financial Performance

As of June 30, 2022, EB PREC’s total assets increased to $6,497,972, as compared to $4,776,026 as of the end of 2021. This increase is primarily due to an increase in equity raised from the sale of EB PREC’s Investor Owner shares through our Regulation A+ offering. In the first six months of 2022, EB PREC nearly doubled our equity raised from selling Investor Owners shares, from $1,509,630 as of December 31st, 2021, to $2,884,520 as of June 30th, 2022, an increase of $1,374,890, or 91%. This was made possible by the qualification and launch of our Regulation A+ offering in late 2020, and our subsequent capital campaign in connection with our plan to acquire and rehabilitate properties in West Oakland, referred to as the Esther’s Orbit Room Cultural Revival Project, or “Esther’s”. EB PREC acquired Esther’s on September 30th, 2021, and continues to raise funds for the rehabilitation of the property. We are currently in the design phase, working with the architecture firms Sabi Design Build and Loman McNamara to complete the design and secure permits for the rehabilitation of the project, thus much of the equity raised for the project is still held in our bank and credit union accounts.

“Current portion of long term debt”, which shows all debt payments owed over the next 12 months, decreased from $109,912 as of December 31, 2021 to $19,912 as of June 30, 2022. In May 2022, EB PREC repaid its $90,000 pre-development loan from Bay Area LISC using available cash.

Our salaries and wages expenses increased by 70% compared to the previous 6-month period, as we have hired additional staff over the past 12 months. We have also offered benefits to full-time employees for the first time, as shown on our Income Statement below.

Revenue from Property, and Consulting

Our total revenue for the first half of 2022 was $125,118, an increase of over 500% as compared to the same period in 2021. While a portion of this revenue is from rental income, the majority is from consulting. EB PREC’s major consulting clients include the City of Oakland for the Better Neighborhoods Same Neighbors project in East Oakland, and Bay Area LISC for the 7th St. Thrives project in West Oakland. The City of Oakland contract lasts through the end of 2024, and while the 7th St. Thrives contract only lasts through this year, we hope to be engaged for the next phases of work over the coming years. We expect to continue to take on consulting projects, especially where the work directly supports our work towards EB PREC’s mission, as both of these projects do. Property acquisition and removal from the speculative market remains our priority however, and revenue from our properties should increase steadily as EB PREC continues to acquire and complete rehabilitation on more properties.

Grants Funding EB PREC Operations

Although investor equity has been our primary source of new capital over the past 6 months, grants have been EB PREC’s primary source of funding for its operations to date and remain a significant part of our capital stack. Since before our official launch in 2018 we have been in deep partnership with the Cooperative’s incubating organization and fiscal sponsor, the Sustainable Economies Law Center (the “Law Center”). In the summer of 2018 EB PREC established its founding staff collective with a budget of $36,000.

The funds held by and disbursed by the Law Center support the Cooperative to focus on community building, organizing, legal and organizational infrastructure, education, and our first few real estate projects. Not all of this funding appears on EB PREC’s books for various reasons. Many grants are held and administered by the Law Center for the purpose of incubating EB PREC. The Law Center and EB PREC periodically enter into contracts in which the Law Center agrees to pay EB PREC to carry out work that advances the missions of both organizations.  See the Exhibits 6.c through 6.g for multiple contracts between the Law Center and EB PREC.

In May 2022 the Law Center disbursed $894,500 to EB PREC as outlined in exhibit 6.g, “Development Agreement #4”. This disbursement, in addition to the consulting revenue, makes up the majority of our net income as of June this year, which is far greater than in previous years. As of the date of this disbursement the Law Center was holding or expecting to soon receive an additional $3,307,246.84 for EB PREC development, which may be disbursed upon request by EB PREC over the coming years.

Dividends

In June 2020 the Board stated an intention to later declare dividends at a 1.5% annual rate of return to Investor Owners who invested in 2018 and 2019, and who opted in to receive dividends. The total of said dividends for 2018 and 2019 was calculated to be $504.83. In September 2021, the Board further stated an intention to later declare dividends at a 1.5% annual rate of return to Investor Owners who owned shares during 2020. The total projected payment to members for 2020 at a 1.5% annual rate of return would come to $1,368.76. This will be in addition to the $504.83 calculated for 2018 and 2019. The reason the Board has passed these motions, but not officially declared dividends, has to do with our age as an organization, our median investment size, and the administrative burden of officially declaring dividends.

In September 2022 EB PREC’s Board passed a motion to officially declare dividends for members who held shares in 2021, in addition to making the past two board motions detailed above officially declared. The total dividends calculated for members with shares who opted into dividends between 2018 and the end of 2021 comes to a total of 7,261.67. We hope to distribute these dividends before the end of December 2022. These dividends do not show up on the financial statements included in this report.

Liquidity

In 2019 and 2020, the Cooperative’s assets were highly liquid, in the form of cash. This cash was made up of a combination of grant funding, loans, and investor equity. Over the last few years our organization has become less liquid as we acquired real estate assets. By the end of 2021 EB PREC had over $3,300,000 cash in liquid accounts in banks and credit unions, and our debt to asset ratio as of June 30th was very low at 27%.1 This ratio indicates that the Cooperative could repay all of its debt by using only 27% of its assets, keeping the remaining 73%. In real estate the typical homeowner can acquire a property with only 20% equity down with the remaining 80% financed through debt, making their Debt to Total Asset Ratio 80%. Comparatively, EB PREC’s ratio of 27% is healthy. Further, our debt to asset ratio does not take into account the more than $3 million in funding held or expected to be received by the Law Center to support EB PREC’s work. These funds do not show up on our balance sheet, but provide us with additional confidence in our liquidity position as we evaluate acquisitions and runway to support our work going forward.

In May of 2020, EB PREC received a donation of a 4-bedroom home (2447 Prince Street) that was at the time assessed at $1,350,000. In September 2021, EB PREC acquired three parcels in West Oakland that make up the Esther’s Orbit Room Cultural Revival project, for $1.5MM. Real estate is considered highly illiquid, and moreover EB PREC has no intention of ever selling any of these properties. There is currently no debt held against the Prince St. property. While we would like to keep it debt free, the Prince St. property could be leveraged (borrowed against) to create liquidity for the Cooperative if needed.

Trend Information

The Cooperative operates within two primary markets: real estate (i.e. acquiring properties), and capital raising (i.e. selling our Investor Owner shares).

_____________________________

1 Debt to asset ratio was calculated by dividing total liabilities by total assets, as of June 30, 2022.

During the summer of 2020, EB PREC and our members engaged in scenario planning, in which we assumed there would be a recession that would impact the housing market in the months to come. Contrary to our assumptions, in the first two years of the pandemic the housing market in much of the East Bay has boomed, while commercial real estate experienced a slight dip. With increased interest rates, it does now appear that the local housing market is slowing. The California Association of Realtors’ (CAR) most recent report2 shows Bay Area home sales in August 2022 have slowed down by 29.1% from the previous year, meaning there were 29.1% less homes sold in August of 2022 compared to August of 2021. Not only have home sales slowed, but the average home price in the Bay Area in August 2022 has actually gone down by 1.2% compared to August 2021. While predatory funds are ready to buy up properties when evictions and foreclosures create more supply in the housing market, a new California law, SB 1079, gives tenants, nonprofits, and cooperatives like ours the opportunity to step in and acquire foreclosed properties. No significant outside funding has yet been made available in connection with SB 1079, so EB PREC would be required to utilize its available cash and access debt or other funding sources to acquire properties through this program, notwithstanding any priority we might have in acquisition. The Foreclosure Intervention Housing Preservation Program, a California state program tasked with distributing $500,000 to organizations like ours in connection with SB 1079 acquisitions, does aim to fund this opportunity, but it is still going through the bureaucratic process to create the regulations under which the funding will be managed, and the hurdles to get the funding to frontline communities are yet to be determined.

The capital raising market is similarly complex, but for different reasons: As of June 30, 2020, EB PREC was only able to sell one Investor Owner share per person, and only to California residents. By June 30, 2022, under the terms of our Regulation A+ offering EB PREC was able to sell multiple shares per person, and offer and sell our Investor Owner shares in 20 states across the country, as well as Washington DC. Thus, we have significantly expanded our ability to reach these markets and sell more shares. While trend information for investors is not widely available, we have seen the size of our average investor grow, from $1,000 per person in June 2020 to an average investment of $9,278 as of August 14, 2022, with our largest equity investor to date having invested $500,000. We hope that the rise of crowdfunding and ethical investment movements in the investment marketplace more generally will continue to boost investor interest in EB PREC’s Investor Owner shares so that we can, in turn, continue to grow our capacity to invest in our community.

Item 2: Other

None

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2 https://www.car.org/marketdata/data/countysalesactivity

Item 3: Consolidated Financial Statements

Index to consolidated financial statements:

Balance Sheet: June 30, 2022 and Dec 31, 2021

Profit and Loss: June 30, 2022 and June 30, 2021

Statement of Cash Flows: June 30, 2021

Statement of Cash Flows: June 30, 2022

Statement of Owners’ Equity June 30, 2022, and June 30,2021

East Bay Permanent Real Estate Cooperative Inc

Balance Sheet (Unaudited)

As of June 30 2022 and December 31, 2021

	Total
	As of Jun 30 2022	As of Dec 31, 2021 (PP)
ASSETS
Current Assets
Cash	$3,391,437	$1,641,065
Accounts Receivable	$78,601	$189,246
Total Current Assets	$3,470,038	$1,830,311
Property and Equipment, net	$3,010,723	$2,932,715
Other Assets
Deferred Tax Asset	$13,000	$13,000
Total assets	$6,493,761	$4,776,026

LIABILITIES AND EQUITY
Current Liabilities
Accounts Payable	$-	$3,242
Accrued payroll and expenses	$17,606	$65,529
Current portion of long-term debt	$19,912	$109,912
Total Current Liabilities	$37,518	$178,683
Long term debt less current portion	$1,754,220	$1,754,220
Total Liabilities	$1,791,738	$1,932,903
Equity
Investor Owner	$2,490,283	$1,509,630
Additional Paid In Capital	$1,350,000	$1,350,000
Accumulated deficit	$(16,507)	$(16,507)
Net Income	$878,247
Total Equity	$4,702,023	$2,843,123
TOTAL LIABILITIES AND EQUITY	$6,493,761	$4,776,026

East Bay Permanent Real Estate Cooperative Inc

Profit and Loss (Unaudited)

January - June, 2021 and 2022

	Total
	Jan - Jun, 2022	Jan - Jun, 2021 (PY)
REVENUE
Community Owner Dues	$5,646	$4,895
Sales	$119,472	$17,962
Total Revenue	$125,118	$22,858

Expenses
Salaries & Wages	$187,917	$110,586
Employee Benefits	$25,970	$-
Taxes & Licenses	$24,936	$11,789
Legal & Professional Services	$21,571	$38,110
Insurance	$18,108	$5,101
Payroll Tax Expense	$15,171	$9,035
Occupancy	$10,395	$4,829
Contractors	$4,114	$3,753
EB PREC Event Expenses	$3,232	$4,178
Total Office Supplies & Software	$3,082	$5,275
External Events/Conferences	$2,330	$-
Advertising & Marketing	$2,262	$800
Miscelaneous	$1,186	$1,875
Bank Charges & Fees	$1,083	$768
Interest Paid	$500	$-
Donations	$-	$-
Predevelopment		$42,005
Total Expenses	$321,857	$196,100
Net Loss from Operations	$(196,738)	$(173,242)

Other Income
Grants	$1,064,500	$165,000
Individual Donations	$3,191	$79,648
Sustainer Donations	$4,070	$5,689
Other Income	$157
Interest Earned	$3,067	$436
Total Other Income	$1,074,985	$250,773
Net Other Income	$1,074,985	$250,773
Net Income	$878,247	$77,530

East Bay Permanent Real Estate Cooperative Inc

Statement of Cash Flows (Unaudited)

January - June, 2021

Total
OPERATING ACTIVITIES
Net Income	35,525.07
Adjustments to reconcile Net Income to Net Cash provided by operations:
Prepaid Expenses	300.00
Accrued Payroll	-13,854.00
Payroll Liabilities	528.60
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$-13,025.40
Net cash provided by operating activities	$22,499.67
FINANCING ACTIVITIES
Investor Owner	383,948.44
Net cash provided by financing activities	$383,948.44
Net cash increase for period	$406,448.11
Cash at beginning of period	365,734.81
Cash at end of period	$772,182.92

East Bay Permanent Real Estate Cooperative Inc

Statement of Cash Flows (Unaudited)

January - June, 2022

Total
OPERATING ACTIVITIES
Net Income	878,247.13
Adjustments to reconcile Net Income to Net Cash provided by operations:
Accounts Receivable (A/R)	90,298.09
Accounts Payable (A/P)	-55,000.00
Employer Benefit Liabilities	6,226.20
LISC Predevelopment Loan	-90,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$-48,475.71
Net cash provided by operating activities	$829,771.42
INVESTING ACTIVITIES
2447 Prince Street:Capital Repairs	-42,070.13
2447 Prince Street:Security Deposit	1,820.00
Esther's Orbit Room:Capital Repairs	-40,149.47
Net cash provided by investing activities	$-80,399.60
FINANCING ACTIVITIES
Investor Owner	1,001,000.00
Net cash provided by financing activities	$1,001,000.00
Net cash increase for period	$1,750,371.82
Cash at beginning of period	1,641,065.37
Cash at end of period	$3,391,437.19

East Bay Permanent Real Estate Cooperative Inc

Statements of Owners' Equity (Unaudited)

As of June 30, 2022 and June 30, 2021

	Investor Owner Stock	Additional Paid In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance December 31 2020	$268,984	$1,350,000	$(68,464)	$1,550,520
Stock Issued	$385,649			$385,649
Net Income			$35,525	$35,525
Balance June 30 2021	$654,633	$1,350,000	$(32,939)	$1,971,694

Balance December 31 2021	$1,509,630	$1,350,000	$(16,507)	$2,843,123
Stock Issued	$980,653			$980,653
Net Income			$878,247	$878,247
Balance June 30 2022	$2,490,283	$1,350,000	$861,740	$4,702,023

Item 4. Exhibits

Index to Exhibits.

Exhibit Number	Description
2.a	Articles of Incorporation (incorporated by reference to Exhibit 2.a to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
2.b	Bylaws (incorporated by reference to Exhibit 2.b to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
3	Previously Used Investor Owner Agreement (incorporated by reference to Exhibit 3 to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
4	Investor Owner Agreement (incorporated by reference to Exhibit 4 to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.a	Community Ventures Promissory Note (incorporated by reference to Exhibit 6.b to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.b	Nancy Moore Promissory Note (incorporated by reference to Exhibit 6.c to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.c	Development Agreement #2 (2020) Between the Law Center and EBPREC (incorporated by reference to Exhibit 6.f to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.d	Incubation and Technical Support Agreement (2020-2021) (incorporated by reference to Exhibit 6.g to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.e	Legal Services Agreement (2020-2021) (incorporated by reference to Exhibit 6.h to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.f	General Fiscal Sponsorship Agreement (2021) (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)
6.g	Development Agreement #4 with Law Center (incorporated by reference to Exhibit 6.g to the Company’s 2022 Annual Report on Form 1-K filed on April 28, 2022)
6.h	TCC Partnership Agreement (2021-2024) (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)
6.i	Recoverable Grant Agreement (2021) (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)
6.j	Center for Cultural Innovation - AmbitioUS Capital Support Agreement #2 (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)
6.k	ImpactAssets Loan Agreement (incorporated by reference to Exhibit 6.k to the Company’s 2022 Annual Report on Form 1-K filed on April 28, 2022)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

East Bay Permanent Real Estate Cooperative, Inc.

By /s/ Noni Session, Principal Executive Officer

Date 9/22/2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By /s/ Noni Session

Noni Session, Principal Executive Officer

Date 9/22/2022

By /s/ Ojan Mobedshahi

Ojan Mobedshahi, Principal Financial and Accounting Officer

Date 9/22/2022